SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DECIPHERA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24344T 10 1

(CUSIP Number)

SVLSF VI, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SVLSF VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,716,303
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,716,303
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Percentage calculated using a denominator of 37,661,201 shares of Common Stock of Issuer as of October 31, 2018.

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,659,487
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,659,487
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,659,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(1)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,816
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,816
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,816
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(1)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON SV Life Sciences Fund VI (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,716,303
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,716,303
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,716,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(1)
14	TYPE OF REPORTING PERSON PN

This “exit” Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by the Reporting Persons (as defined in Item 2(a) below) to disclose that due to an increase in outstanding shares of Common Stock of Deciphera Pharmaceuticals, Inc. (the “Issuer”), each of the Reporting Persons beneficially owns less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Amendment constitutes the final amendment to the Schedule 13D and an “exit filing” for each Reporting Person.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Deciphera Pharmaceuticals, Inc. (the “Issuer”), of the Issuer. The address of the principal executive offices of the Issuer is 500 Totten Pond Road, Waltham, MA 02451.

Item 2(a).	Name of Persons Filing:

This statement is filed by: (i) SV Life Sciences Fund VI, L.P. a Delaware limited partnership (“SVLS VI LP”) and SV Life Sciences Fund VI Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS VI LP, the “Funds”), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund VI (GP), L.P., a Delaware limited partnership (“SVLS VI GP”) and general partner of SVLS VI LP and Strategic Partners; and (iii) SVLSF VI, LLC, a Delaware limited liability company and general partner of SVLS VI GP. Each of SVLS VI LP, Strategic Partners, SVLS VI GP and SVLSF VI, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 5.	Interest in Securities of the Issuer.

(a)    The aggregate percentage of Shares reported owned by each person named herein is based upon 37,661,201 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2018.

As of the close of business on October 31, 2018, the Funds, SVLS VI GP and SVLS VI, LLC may each be deemed to beneficially own, in the aggregate, 1,716,303 shares of Common Stock, constituting approximately 4.6% of the Common Stock outstanding.

As of the close of business on October 31, 2018, SVLS VI LP owned directly 1,659,487 shares of Common Stock, constituting approximately 4.4% of the Common Stock outstanding.

As of the close of business on October 31, 2018, Strategic Partners owned directly 56,816 shares of Common Stock, constituting approximately 0.2% of the Common Stock outstanding.

SVLS VI LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS VI GP, the general partner of SVLS VI LP and Strategic Partners, may be deemed to beneficially own the shares held by SVLS VI LP and Strategic Partners. SVLS VI GP disclaims beneficial ownership of shares held by SVLS VI LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF VI, LLC, the general partner of SVLS VI GP, may be deemed to beneficially own the shares held by SVLS VI LP and Strategic Partners. SVLSF VI, LLC disclaims beneficial ownership of shares held by SVLS VI LP and Strategic Partners except to the extent of any pecuniary interest therein.

(b)    Each of SVLS VI LP and Strategic Partners have sole power to vote and dispose of the Shares they own directly.

Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SVLS VI LP.

Each of SVLS VI GP and SVLSF VI, LLC may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D owned directly by Strategic Partners.

(c)    None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, effected any transaction in the Common Stock during the 60 days prior to October 31, 2018 (the date of event which requires filing of this statement).

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of Common Stock on October 31, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 2, 2019

SVLSF VI, LLC

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI (GP), L.P.
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND VI STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund VI (GP), L.P., its General Partner
By: SVLSF VI, LLC, its General Partner

By:	/s/ Denise Marks

Name:	Denise Marks
Title:	Member